UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 11, 2019

(Date of earliest event reported)

RSE COLLECTION, LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1835270
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

250 LAFAYETTE STREET, 3rd FLOOR, NEW YORK, NY 10012

(Full mailing address of principal executive offices)

(347) 952-8058
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

Series #69BM1 membership interests; Series #85FT1 membership interests; Series #88LJ1 membership interests; Series #55PS1 membership interests; Series #95BL1 membership interests; Series #89PS1 membership interests; Series #90FM1 membership interests; Series #93FB1 membership interests; Series #98DV1 membership interests; Series #93XJ1 membership interests; Series #06FS1 membership interests; Series #02AX1 membership interests; Series #99LE1 membership interests; Series #91MV1 membership interests; Series #92LD1 membership interests; Series #94DV1 membership interests; Series #06FS1 membership interests; Series #72MC1 membership interests; Series #06FG1 membership interests; Series #11BM1 membership interests; Series #80LC1 membership interests; Series #02BZ1 membership interests; Series #88BM1 membership interests; Series #63CC1 membership interests; Series #76PT1 membership interests; Series #75RA1 membership interests; Series #65AG1 membership interests; Series #93FS1 membership interests; Series #90MM1 membership interests; Series #61JE1 membership interests

(Securities issued pursuant to Regulation A)

Item 9. Other Events

Entry into Broker-Dealer Agreement

On June 11, 2019, RSE Collection, LLC, a Delaware limited liability company (the “Company”) entered into a broker-dealer agreement (the “Broker-Dealer Agreement”) with Dalmore Group, LLC, a New York limited liability company (“Dalmore”), a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Pursuant to the Broker-Dealer Agreement, Dalmore will serve as broker of record for the Company’s Regulation A offerings (the “Offerings”) and perform certain services in connection with the sale of membership interests in multiple series of the Company (the “Interests”), commencing with the following series: Series #65FM1, Series #88PT1, Series #72FG1, Series #82AB1, Series #99FG1, Series #91GS1, Series #91DP1, Series #12MM1, Series #87FF1, Series #03PG1, Series #90ME1, Series #61MG1, Series #94LD1 and Series#82AV1. Dalmore will also process transactions by subscribers to the Offerings and provide investor qualification services. Dalmore will receive a brokerage fee of 1.0% of the gross proceeds of each Offering, except with respect to certain Offerings for series previously qualified with the SEC for which the brokerage fee will equal 0.75%. Dalmore will not purchase any Interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with the Offerings. In addition, we have agreed to pay Dalmore for certain other expenses, including a one-time advance of $10,000, of which any unused portion will be reimbursed to the Company.  This set-up fee is to facilitate the Offerings but is not related to a specific series of Interests. The Broker-Dealer Agreement contains customary representations, warranties and agreements by the Company and Dalmore, indemnification obligations of the parties and termination provisions.

The Broker-Dealer Agreement replaces that certain master services agreement, dated April 18, 2017, between the Company and Cuttone & Company, LLC (“Cuttone”), which the parties mutually agreed to terminate effective as of May 31, 2019.

The foregoing summary of the terms of the Broker-Dealer Agreement does not purport to be complete and is qualified in its entirety by reference to the Broker-Dealer Agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

Entry into Amended and Restated Subscription Escrow Agreement

On June 11, 2019, the Company entered into an amended and restated subscription escrow agreement (the “Amended and Restated Subscription Escrow Agreement”) with Atlantic Capital Bank, N.A. and Dalmore, pursuant to which Dalmore will replace Cuttone, as the Company’s broker of record in respect of the Company’s Offerings occurring on or after June 11, 2019. All other terms of the subscription escrow agreement remain unchanged.

The foregoing summary of the terms of the Amended and Restated Subscription Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Subscription Escrow Agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

Amendment to Certain Series Designations

As a consequence of the replacement of Cuttone as broker of record for any of the Company’s Offerings on and after June 11, 2019, the Company entered into the First Amendment (“First Amendment”) to the Third Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”).  The First Amendment amends the series designations, attached as exhibits to the Operating Agreement, for each of Series #65FM1,Series #88PT1,Series #72FG1, Series #82AB1, Series #99FG1, Series #91GS1, Series #91DP1, Series #12MM1, Series #87FF1, Series #03PG1, Series #90ME1, Series #61MG1, Series #94LD1 and Series#82AV1.  The First Amendment amends the foregoing exhibits solely to include Dalmore as broker for each of the applicable series, replacing Cuttone.

The foregoing summary of the terms of the First Amendment does not purport to be complete and is qualified in its entirety by reference to the First Amendment, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

Amended and Restated Form of Subscription Agreements

As a consequence of the replacement of Cuttone as broker of record for any of the Company’s Offerings on and after June 11, 2019, the Form of Subscription Agreement for each of Series #65FM1, Series #88PT1, Series #72FG1, Series #82AB1, Series #99FG1, Series #91GS1, Series #91DP1, Series #12MM1, Series #87FF1, Series #03PG1, Series #90ME1, Series #61MG1, Series #94LD1 and Series#82AV1 have been amended and restated solely to include Dalmore as broker, replacing

Cuttone.

The foregoing summary of the terms of the Amended and Restated Forms of Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Forms of Subscription Agreements, copies of which are filed as exhibits hereto and incorporated herein by reference.

Exhibit Index

Exhibit No.      Description of Exhibit

3.1First Amendment to the Third Amended and Restated Limited Liability Company Agreement

4.1Amended and Restated Form of Subscription Agreement - Series #65FM1

4.2Amended and Restated Form of Subscription Agreement - Series #88PT1

4.3Amended and Restated Form of Subscription Agreement - Series #72FG1

4.4Amended and Restated Form of Subscription Agreement - Series #82AB1

4.5Amended and Restated Form of Subscription Agreement - Series #99FG1

4.6Amended and Restated Form of Subscription Agreement - Series #91GS1

4.7Amended and Restated Form of Subscription Agreement - Series #91DP1

4.8Amended and Restated Form of Subscription Agreement - Series #03PG1

4.9Third Amended and Restated Form of Subscription Agreement - Series #90ME1

4.10Amended and Restated Form of Subscription Agreement - Series #61MG1

4.11Amended and Restated Form of Subscription Agreement - Series #94LD1

4.12Second Amended and Restated Form of Subscription Agreement -  Series #82AV1

4.13Amended and Restated Form of Subscription Agreement*

6.1 Broker-Dealer Agreement by and among RSE Collection, LLC and Dalmore Group, LLC, dated as of June 11, 2019.

8.1 Amended and Restated Subscription Escrow Agreement by and among RSE Collection, LLC, Atlantic Capital Bank, N.A and Dalmore Group, LLC, dated as of June 11, 2019.

* Covers Series #12MM1 and Series #87FF1.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE COLLECTION, LLC

By: RSE Markets, Inc., its managing member

By: /s/ Christopher Bruno

Name: Christopher Bruno

Title: President

Date: June 11, 2019